Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-286362-02

June 22, 2026

Public Service Company of New Hampshire

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	Public Service Company of New Hampshire doing business as Eversource Energy

Security:	$200,000,000 5.35% First Mortgage Bonds, Series X, due 2033 (the “Bonds”), which will be a part of the same series of debt securities issued on September 25, 2023 by the Issuer in the amount of $300,000,000 and debt securities issued on April 1, 2024 by the Issuer in the amount of $300,000,000 (collectively, the “Existing Bonds”)

Principal Amount:	$200,000,000 (for an aggregate principal amount outstanding of $800,000,000, together with the Existing Bonds)

Maturity Date:	October 1, 2033

Coupon:	5.35%

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Price / Yield:	98-30 / 4.509%

Spread to Benchmark Treasury:	55 basis points

Yield to Worst:	5.059%

Price to Public:	101.696% of the principal amount, plus accrued interest from, and including, Apil 1, 2026, to, but excluding, June 30, 2026

Accrued Interest:	$2,645,277.78

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, commencing on October 1, 2026

Optional Redemption Provisions:	Make-whole call at any time prior to July 1, 2033 (3 months prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par

Trade Date:	June 22, 2026

Settlement Date*:	June 30, 2026 (T+6)

Qualified Reopening:	The offering of the Bonds is expected to qualify as a “qualified reopening” of the Existing Bonds under the United States Treasury Regulations. See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated June 22, 2026.

CUSIP / ISIN:	744538 AF6 / US744538AF64

Ratings**:	A1 (Moody’s); A (S&P); A+ (Fitch)

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series X Bonds in the secondary market prior to the date that is one business day before the settlement date will be required, by virtue of the fact that the Series X Bonds initially will settle T+6 (on June 30, 2026) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade bonds prior to the date that is one business day before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling KeyBanc Capital Markets Inc. at (866) 277-6479; PNC Capital Markets LLC toll-free at (855) 881-0697; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.